EXHIBIT 4.4
SUPPLEMENTAL INDENTURE

FISHER SCIENTIFIC INTERNATIONAL INC.
3.25% Convertible Senior Subordinated Notes due 2024

SECOND SUPPLEMENTAL INDENTURE
DATED AS OF NOVEMBER 9, 2006

The Bank of New York, as successor trustee for J.P. Morgan Trust Company, National Association

     SECOND SUPPLEMENTAL INDENTURE, dated as of November 9, 2006, between Fisher Scientific International Inc., a Delaware corporation (the “Company”), Thermo Fisher Scientific Inc. (formerly known as Thermo Electron Corporation, “Thermo”) and The Bank of New York, as successor trustee for J.P. Morgan Trust Company, National Association, (the “Trustee”).
     WHEREAS, the Company and the Trustee are parties to an Indenture, dated as of January 20, 2004, as supplemented by a Supplemental Indenture No. 1, dated as of March 3, 2004 (together, the “Indenture”), pursuant to which the Company issued its 3.25% Convertible Senior Subordinated Notes due 2024 (the “Notes”);
     WHEREAS, on May 8, 2006, Thermo and the Company announced that they and Trumpet Merger Corporation, a Delaware corporation and a wholly owned subsidiary of Thermo (“Merger Sub”), had entered into an Agreement and Plan of Merger, dated as of May 7, 2006, pursuant to which Merger Sub would merge with and into the Company, with the Company surviving as a wholly owned subsidiary of Thermo (the “Merger”);
     WHEREAS, in connection with the Merger, Thermo desires to fully, unconditionally and irrevocably assume, jointly and severally with the Company, the obligation to pay the principal of and any premium and interest on the Notes on the dates and in the manner provided for in the Notes and the Indenture;
     WHEREAS, Section 901 of the Indenture provides that without the consent of Holders, the Company when authorized by a board resolution, and the Trustee, at any time and from time to time, may enter into a supplemental indenture to make any change that does not adversely affect the rights of any Holder in any material respect;
     WHEREAS, Section 10.12 of the Indenture provides that upon certain events including a merger of the Company, the Company shall execute with the Trustee a supplemental indenture providing that the Notes shall be convertible into the kind and amount of shares of stock which a Holder would have been entitled to receive upon such merger had the Notes been converted into the common stock of the Company immediately prior to such merger;
     WHEREAS, the execution and delivery of this instrument have been duly authorized and all conditions and requirements necessary to make this instrument a valid and binding agreement have been duly performed and complied with; and
     WHEREAS, this Second Supplemental Indenture is being executed simultaneously with the closing of the Merger.
     NOW, THEREFORE, for and in consideration of the premises and other good and valuable consideration, receipt and sufficiency of which are hereby acknowledged, it is mutually covenanted and agreed, for the equal proportionate benefit of all Holders of the Notes, as follows:
ARTICLE 1. CO-OBLIGATION
     Section 1.01. Thermo hereby fully, unconditionally and irrevocably assumes and agrees to perform and discharge, jointly and severally with the Company, the obligation to pay the principal of and any premium and interest on the Notes on the dates and in the manner provided for in the Notes and the Indenture. The obligations of Thermo hereunder are primary and not merely those of a surety. Thermo hereby waives diligence, presentment, demand of payment, any right to require a proceeding first against the Company, protest or notice and all demands whatsoever with respect to the Notes or the indebtedness evidenced thereby.
     Section 1.02. The agreements of Thermo herein shall be valid and obligatory with respect to any Note that heretofore or hereinafter has been authenticated and delivered under the Indenture.
ARTICLE 2. EFFECT OF MERGER
     Section 2.01. In accordance with Section 10.12 of the Indenture, upon the surrender for conversion of any of the Notes, the Holder thereof shall receive, in lieu of the common stock of the Company, the amount of common stock of Thermo that such Holder would have been entitled to receive upon the Merger had the Notes been converted into the common stock of the Company immediately prior to the Merger, subject to adjustment as nearly equivalent as may be practicable to the adjustments provided for in Article 10 of the Indenture.
ARTICLE 3. MISCELLANEOUS
     Section 3.01. On the date hereof, the Indenture shall be supplemented and amended in accordance herewith, and this Second Supplemental Indenture shall form a part of the Indenture for all purposes, and the Holder of every security heretofore or hereafter authenticated and delivered under the Indenture shall be bound thereby. The Trustee accepts the trusts created by the Indenture, as amended and supplemented by this Second Supplemental Indenture, and agrees to perform the same upon the terms and conditions of the Indenture, as amended and supplemented by this Second Supplemental Indenture.
     Section 3.02. All capitalized terms used and not defined herein shall have the respective meanings assigned to them in the Indenture.
     Section 3.03. This Second Supplemental Indenture shall become effective as of the date hereof at such time as executed counterparts of this Second Supplemental Indenture have been delivered by each party hereto to the other party hereto.
     Section 3.04. All provisions of this Second Supplemental Indenture shall be deemed to be incorporated in, and made a part of, the Indenture; and the Indenture, as amended and supplemented by this Second Supplemental Indenture, shall be read, taken and construed as one and the same instrument and all provisions in the Indenture and the Notes shall remain in full force and effect.
     Section 3.05. In case any provisions in this Second Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.
     Section 3.06. The parties may sign any number of copies of this Second Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement. One signed copy is enough to prove this Second Supplemental Indenture.
     Section 3.07. The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Second Supplemental Indenture or for or in respect of the recitals contained herein, all of which are made solely by the Company and Thermo.
     Section 3.08. In entering into this Second Supplemental Indenture, the Trustee shall be entitled to the benefit of every provision of the Indenture and the Notes relating to the conduct or affecting the liability or affording protection to the Trustee, whether or not elsewhere herein so provided.
     Section 3.09. All covenants and agreements in this Second Supplemental Indenture by the Company, Thermo and the Trustee shall be binding upon and accrue to the benefit of their respective successors. Nothing in this Second Supplemental Indenture express or implied, shall give to any Person, other than the parties hereto and their successors under the Indenture and the Holders of the Notes, any benefit or any legal or equitable right, remedy or claim under the Indenture.
     Section 3.10. This Second Supplemental Indenture shall be governed by, and construed in accordance with, the laws of the State of New York but without giving effect to applicable principles of conflicts of law to the extent that the application of the laws of another jurisdiction would be required thereby.

     IN WITNESS WHEREOF, the parties have caused this Second Supplemental Indenture to be duly executed as of the date first written above.

THERMO FISHER SCIENTIFIC INC.

By:	/s/ Kenneth J. Apicerno

Name: Kenneth J. Apicerno
Title: Treasurer

FISHER SCIENTIFIC INTERNATIONAL INC.

By:	/s/ Michael Dambach

Name: Michael Dambach
Title: Treasurer

THE BANK OF NEW YORK

By	/s/ Mary LaGumina

Name: Mary LaGumina
Title: Vice President